FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 9, 2011

FAIRFAX ANNOUNCES COMPLETION OF ACQUISITION OF

FIRST MERCURY FINANCIAL CORPORATION

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

TORONTO, ON, February 9, 2011 -- Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces the successful completion today of its acquisition of First Mercury Financial Corporation (“First Mercury”) (NYSE: FMR).  First Mercury shares will be delisted from the New York Stock Exchange prior to the open of trading tomorrow.

Holders of physical certificates representing shares of First Mercury common stock will receive a letter of transmittal and other materials from the paying agent in connection with the transaction. These materials will have to be completed and returned to the paying agent in order for such stockholders to receive the merger consideration. Persons whose shares of First Mercury common stock are held in book entry form should expect to receive the merger consideration through their broker or other nominee or directly from the paying agent within approximately seven business days, and should contact their broker, nominee or other financial adviser for further instructions.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946